

ACT ICA
SECTION 17(d)
RULE 17d-1
PUBLIC AVAILABILITY 4/2/2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 2, 2010


10000731

Karrie McMillan, General Counsel
Investment Company Institute
1401 H Street, N.W., Suite 1200
Washington, D.C. 20005

Dear Ms. McMillan:

We request that you share with your members the following guidance. On July 24, 2001, we issued a no-action letter to The Chase Manhattan Bank ("Chase") under Section 17(d) of the Investment Company Act of 1940 (the "Act") and Rule 17d-1 thereunder (the "Chase Letter"). The Chase Letter generally addressed the use of Joint Accounts (as defined in such letter) through which registered funds would invest, among other things, their cash collateral from a securities lending program that was administered by Chase. In that letter, Chase represented that it would invest the Cash Collateral (as defined in the Chase Letter) deposited into the Joint Accounts in one or more of the following: (i) repurchase agreements that are "collateralized fully" as defined in Rule 2a-7 under the Act; (ii) interest-bearing or discounted commercial paper, including U.S. dollar-denominated commercial paper of foreign issuers; and (iii) any other short-term money market instruments that constitute "Eligible Securities" (as defined in Rule 2a-7 under the Act) (collectively, "Short-Term Investments").

On February 23, 2010, the Commission issued a release adopting certain amendments to Rule 2a-7.[1] Prior to the amendments, "collateralized fully" as defined in Rule 2a-7(a)(5) referred to that term as defined in Rule 5b-3(c)(1) under the Act.[2] In its recent amendments, the Commission revised Rule 2a-7(a)(5) to state that this term has the same meaning as that in Rule 5b-3(c)(1), except that Rule 5b-3(c)(1)(iv)(C) and (D) shall not apply. The Commission thus limited money market funds to investing in repurchase agreements collateralized by cash items or Government securities in order to obtain special treatment of those investments under the diversification provisions of Rule 2a-7.[3] The Commission explained that this change is designed to reduce the risk that a money market fund would experience losses upon the sale of collateral in the event of a counterparty's default.

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[1] Money Market Fund Reform, Investment Company Act Release No. 29132 (Feb. 23, 2010) ("Adopting Release").

[2] The prior wording of Rule 2a-7(a)(5) read as follows: "**Collateralized Fully** means 'Collateralized Fully' as defined in § 270.5b-3(c)(1)."

[3] *See* Adopting Release at nn. 271-274 and accompanying text.

CIK - 835271

The purpose of this letter is to clarify that, for any party seeking to rely on the Chase Letter, the term "collateralized fully" will be understood to have the same constructive meaning as it did prior to the Commission's recent amendments to Rule 2a-7. Accordingly, we are writing to confirm that parties seeking to rely on the Chase Letter may invest the Cash Collateral deposited into the Joint Accounts in, among other Short-Term Investments, "(i) repurchase agreements that are 'collateralized fully' as defined in Rule 5b-3(c)(1)" under the Act.[4]

Very truly yours,



Shannon Conaty
Senior Counsel

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4 Any open-end management investment company that is registered under the Act and regulated under Rule 2a-7 (a "money market fund") that seeks to rely on the Chase Letter in connection with the use of a Joint Account must comply with all of the relevant requirements of Rule 2a-7, as amended. The views expressed in this letter do not alter any of the obligations of a money market fund under that rule, including the limits on investments in repurchase agreements for purposes of the diversification provisions of Rule 2a-7. Thus, if a money market fund that participates in a Joint Account in reliance on the Chase Letter also wishes to obtain special treatment of its investments in repurchase agreements under the diversification provisions of Rule 2a-7, such fund may invest only in repurchase agreements collateralized by cash items or Government securities upon the amendments to Rule 2a-7 becoming effective.